SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2016

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

EXTRAORDINARY GENERAL MEETING

PUBLIC NOTICE OF MEETING

The Board of Directors of Petróleo Brasileiro S.A.-Petrobras hereby calls the shareholders to meet in Extraordinary General Meeting, on November 30, 2016 at 3:00 pm at the auditorium of the headquarters building, on the Avenida Republica do Chile 65, first floor, in the city of Rio de Janeiro (RJ), in order to deliberate on the following matters:

(I). Election of a member of the Board of Directors by minority shareholders, holding common shares, in compliance with article 150 of the Brazilian Corporation law (law nº 6,404, of 12/15/1976) and article 25 of the Bylaws;

II. Proposal for approval of the sale of 90% (ninety per cent) of the stake owned by Petrobras in the Nova Transportadora do Sudeste-NTS ("NTS") for the Nova Infraestrutura Fundo de Investimento em Participações (equity fund managed by Brookfield Asset Management Investment Brazil Ltda.), immediately after the completion of the corporate reorganization involving the NTS and the Transportadora Associada de Gás-TAG, under implementation;

III. Proposal for Petrobras waiver it´s preemptive right to subscribe in the debentures convertible into shares that will be issued in due course by NTS as a subsidiary of Petrobras;

IV. Proposed reform of Bylaws of Petrobras, in the following :

(i) Perform some language adjustments in articles 29, item II, 34, item I, item "b" and section, itens "a", "b", "c", "d", "f", "g" and "j" (reordered to "i" in the draft Bylaw), 49 and 52;

(ii) Amend article 18, caput and paragraph 2 to adjust the minimum and maximum number of members of the Board to the reelections according to article 13, itens I and VI of Law No. 13,303, 6/30/2016;

(iii) Include paragraph 5 to article 18 to predict the minimum percentage of independent members of the Board of Directors, in accordance with article 22 of Law No. 13,303, 6/30/2016;

(iv) Amend article 20 to suit the maximum term limit management and election of executive directors laid down in article 13, item VI of law No. 13,303, 6/30/2016;

(v) Amend article 21, caput, to adjust the wording of article 23 of Law No. 13,303, 6/30/2016;

(vi) Amend article 27, paragraph 1 to clarify the competence of the Executive Board for approval of paid leave of Executive Directors;

(vii) Amend article 29, item IV in order to adapt the wording of articles 13, item III and 23 of Law No. 13,303, 6/30/2016;

(viii) Amend article 29, item VII to adapt the wording of articles 8, items IV, V and VII and 18, item III of Law No. 13,303, 6/30/2016;

(ix) Include the item XI to article 29 to suit the wording of article 17 of Law No. 13,303, 6/30/2016 and article 30 of the Program for Corporate Governance of State Controlled Companies of BM&FBovespa;

(x) Include item XII to the article 29 to suit the wording of the article 8, items I and VIII of Law No. 13,303, 6/30/2016;

(xi) Include paragraph 2 to article 29, reordering the sole paragraph as paragraph 1, to clarify that if the Appointment Policy intends to impose additional requirements to those laid down in the applicable legislation to the Board of Directors and fiscal Council, such requirements shall be referred for decision in the general shareholding meeting;

(xii) Amend article 30, item I to harmonize the competence to approve the amendment of the basic Plan of Organization ("PBO") with the individual skills of the statutorily defined Executive Directors;

(xiii) Amend article 30, item VIII to suit the wording of article 18, item I of Law No. 13,303, 6/30/2016;

(xiv) Change the sole paragraph of article 30 to suit the wording of article 10 of Law No. 13,303, 6/30/2016;

(xv) Include paragraph 1 to article 33, reordering the sole paragraph as paragraph 2, to suit the wording of article 9, paragraph 4 of Law No. 13,303, 6/30/2016;

(xvi) Amend article 34, item II "e" to enlarge the possibility of the Executive Board to approve corporate guidelines, including rules of delegation;

(xvii) Delete article 34, item II, the item "h", reordering paragraphs following the editorial adjustment proposed to articles 29, item II and 34, item I, item "b", whereas the Annual Business Plan is, in fact, contained in the Annual Plan Expenditures and Investments, whose approval is of competence of the Board of Directors, and not of the Executive Board;

(xviii) Include a new item "j" in item (II) of article 34, to transfer, to the Executive Board, previously delegated competence individually to the Chief Financial Officer and Investor Relations;

(xix) include paragraph 1 to article 35, reordering the sole paragraph as 2 and  items I and II as 3 and 4 to create the Investment and Disinvestment Statutory Technical Committee, which will provide technical support to the Executive Board in these subjects;

 (xx) Change reordered paragraphs 2 and 3 of article 35 to adapt the nomenclature of other Statutory Technical Committees and editorial adjustment in view of the new Statutory Technical Committees linked directly to the Executive Board, respectively;

(xxi) Delete article 36, paragraph 1, item I, paragraph 5, items IV and V, paragraph 7, items II and III, reordering the other items as well as include new sections III, IV, VII article 36, paragraph 8, with the respective reordering of other items, and change the item I of article 36, paragraph 7 and the old items IV and VII (reordered to VI and VIII in the Bylaw´s draft) of article 36, paragraph 8, as consequence of internal restructuring of the creation of the Executive Director of Strategy, Organization and Management System;

(xxii) Amend article 36, paragraph 3, item I, paragraph 6, item II and paragraph 9, item VI, due to adjustments identified as necessary after the last Bylaw amendment adopted in August 2016;

(xxiii) Include the item XIII to article 40 to clarify that if the Appointment Policy intends to impose additional requirements to those contained in the legislation applicable to the Board of Directors members and to the Audit Committee, these requirements should be submitted for deliberation at the General Shareholding Meeting;

(xxiv) Amend article 44 to suit the wording of article 13, item VIII of Law No. 13,303, of 06.30.2016.

V. Consolidation of the Bylaws to reflect the approved changes.

The person attending the General Shareholding Meeting must prove their shareholder status, under article 126 of Law 6404 of 12/15/1976. Wishing to be represented, shareholders must attend the requirements of paragraph 1 of article 126 of the aforementioned law, and article 13 of Petrobras’ Bylaws, by showing the following documents:

i) Representative´s identity card;

ii) Power of attorney with special powers represented with notarized signature (original or certified copy);

iii) A copy of the contract / bylaws of the principal or the fund rules, if applicable;

iv) Copy the proper term or equivalent document proving the powers of the grantor of power of attorney, if applicable.

It is requested that the shareholders represented by letter of attorney, within at least three days in advance, the documents listed above in room 1002 (Shareholder Service Center) of the registered office. For those who will present the documentation on the day of the meeting, the Company hereby informs that it is able to receive them from 11:00 a.m. at the place where the meetings will be held.

The exercise of voting rights in the case of the loan of shares shall be in charge of the borrower of the loan, unless the contract between the parties have differently.

In addition, the shareholders may still opt for voting the matters set out in this public notice through the use of the application proxy, as public CVM Instruction 481, 12/17/2009.

The receipt of electronic proxies will be available, in the e-mail address of the company (http://www.petrobras.com.br/ri) from the beginning of November.

The company informs that it has not adopted the ballot the distance covered by CVM Instruction No. 561, 4/7/2015, required from 2017, according to the CVM Instruction No. 570, 11/18/2015.

Is available in the room 1002 (shareholders’ service center)  of the headquarters of the company, and the electronic addresses of the company (http://www.petrobras.com.br/ri) and the Brazilian Securities Commission (CVM) (http://www.cvm.gov.br), all documentation relevant to the matters that will be discussed in this extraordinary general meeting, in accordance with CVM Instruction 481, 12/17/2009.

Rio de Janeiro, 27 October 2016.

Luiz Nelson Guedes de Carvalho

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2016
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.